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20003972

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SEC FILE NUMBER
8- 67829

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Alt Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 45th Street
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan (646) 757-8062
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska
(Name – *if individual, state last, first, middle name)*

141 West Jackson Boulevard, Suite 2250 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Meehan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alt Fund Distributors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K P Mea

Signature

FINOP

Title

SC 02/25/2020

Notary Public

SAMMIE ZIAD NWEIRAN
Notary Public - State of New York
NO. 01NW6388228
Qualified in Orange County
My Commission Expires Mar 4, 2023

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Alt Fund Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alt Fund Distributors, LLC (the Company) as of December 31, 2019, and the related notes. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Alt Fund Distributors, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alt Fund Distributors, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alt Fund Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Alt Fund Distributors, LLC's auditor since 2019.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2020

ALT FUND DISTRIBUTORS, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2019

(Available for Public Inspection)

ALT FUND DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	55,150
U.S. Treasury Bill		1,498,186
Accounts Receivable		90,306
Accounts Receivable-Related Party		1,187,798
Prepaid Expense		28,545
Total Assets	$	2,859,985
Liabilities and Member's Equity		
Accounts Payable	$	920,463
Member's Equity		1,939,522
Total Liabilities & Member's Equity	$	2,859,985

See accompanying notes to the financial statements

ALT FUND DISTRIBUTORS LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Alt Fund Distributors, LLC (the "Company") is a Colorado limited liability company that was established primarily to distribute the Catalyst Funds (the "Fund"), registered under the Investment Company Act of 1940. The Company, formerly named Catalyst Mutual Fund Distributors, LLC and Ascent Real Estate Securities, LLC, was formed on December 18, 2007 and commenced operations on June 3, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer.

15c3-3 Exemption

The Partnership under Rule 15c3-3 (k)(2)(i) is exempt from the customer reserve requirements and the possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts and has a limited business as a distributor of mutual funds.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers effective in 2018. As the distributor of mutual funds, the Company earns commissions and mutual fund service fees on mutual fund sales.

The Company recognizes commissions, fees, and related expenses in accordance with terms of the underlying agreements as securities transactions occur. Revenues are recorded as they are earned.

The Company enters into arrangements with investment advisors and distributors of funds to perform marketing services to potential investors. The Company may receive commissions and distribution fees paid by the investment advisors, the funds up front, upon the investor's exit from the funds (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that the performance obligation is determined upon the sale of the funds to investors and as such is fulfilled on the trade date. These are considered variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Commission and distribution fees recognized in the current period are primarily related to performance obligations that may have been satisfied in prior periods.

As customary in the mutual fund distribution industry, the Company's gross revenues are subject to a deduction in arriving at reported revenues. When the Company recognizes revenue from commissions on the sale of mutual funds, an estimate of the provision for chargebacks is recorded reducing commission revenues and account receivables. A chargeback represents commission revenue to be returned to the customer in the event mutual funds sold are redeemed within 90 days of the initial sale.

This provision is estimated based on historical payment experience, mix of mutual funds being sold, market performance of the funds, and their historical relationship to revenues.

In the normal course of business, the Company acts as an intermediary or agent with respect to certain payments received from third parties. An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity's fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party transaction or acting as an "agent" in the transaction. For those transactions which the Company is considered as acting as an "agent", revenues are recorded on a net basis.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Costs to Fulfill a Contract with Customers

From time to time, the Company may record as an asset certain costs incurred to fulfill contracts with its investment advisor customers, such as sales commissions paid to licensed representatives for obtaining investments in mutual funds. These costs are amortized to expense over a period of one month that the services are expected to be provided to the investment advisor customer. The Company has elected to use practical expedient and recognize the incremental cost to fulfill a contract as an expense when incurred since the amortization of the period would have been recognized as expense over a period of time over less than one year. At December 31, 2019, there was no asset related to cost to fulfill a contract with customers.

Income Taxes

As a limited liability company, the Company is not considered a separate taxable entity for income tax purposes. All income is reported on the member's tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – FAIR VALUE MEASUREMENT AND DISCLOSURES

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and, is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities - U. S. government securities are valued using quoted market prices. Valuations adjustments are not applied. Accordingly, U.S. government securities are categorized in the level 1 of the fair value hierarchy.

As of December 31, 2019, the Company held a level 1 U.S. Treasury Bill with the fair value of $1,498,186. The Company held no other assets or liabilities requiring disclosure under FASB ASC 820 at December 31, 2019.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2019, the Company had net capital and net capital requirements of $1,905,522 and $61,364 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.4831 to 1 or 48.31%.

NOTE 4 - CONCENTRATIONS AND RISK

As of December 31, 2019, the amounts due from Catalyst Capital Advisors LLC and underwriter commissions was approximately $946,437 and $66,093, and represented approximately 74% and 5%, respectively, of total accounts receivable. The Company maintains a checking account in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be in a deposit account that exceeds the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash.

NOTE 5 - RELATED PARTIES

The Company is the distributor of related party mutual funds and earns commissions for sales. The Company provides marketing services for related party advisors. As of December 31, 2019, the Company had accounts receivable of $1,187,798 from their related party affiliates. The Company has a services and expense agreement with a related limited liability company covering compensation expense, rent, and general administrative expenses. The commission receivable is considered allowable for net capital purposes and is listed as accounts receivable- related party on the statement of financial condition.

ALT FUND DISTRIBUTORS LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019

NOTE 6 – MEMBER'S EQUITY

The Company is owned by a single member LLC.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 25, 2020 the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.